# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agassi Sports Entertainment Corp., CIK 0000930245
CUSIP: 379413107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 10/16/2026
Filed by CIK 0001501681
Persons authorized to receive notices and communications: Shawn Cable, 1120 N. Town Center Drive Ste. 160, Las Vegas, Nevada (NV), 89144, 702-866-2912

## Reporting persons
- INVESTMENTS AKA, LLC (CIK 0001501681): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 2,791,398; sole dispositive power 0; shared dispositive power 2,791,398; aggregate amount beneficially owned 2,791,398 (19.6% of the class)
  Comment: (8), (10), (11) and (13) Includes the 500,000 shares of Common Stock issuable upon exercise of the Investments AKA Warrants discussed below.
  (13) Percentage ownership is based on 14,211, 824 shares of Common Stock issued and outstanding which includes (a) the 13,711,824 shares of Common Stock of the Issuer outstanding as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026, together with (b) 500,000 shares of Common Stock issuable upon exercise of the Investments AKA Warrants, discussed below.
- AGASSI VENTURES, LLC (CIK 0001501819): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 2,791,398; sole dispositive power 0; shared dispositive power 2,791,398; aggregate amount beneficially owned 2,791,398 (19.6% of the class)
  Comment: (8), (10), (11) and (13) Includes the 500,000 shares of Common Stock issuable upon exercise of the Investments AKA Warrants discussed below.
  (13) Percentage ownership is based on 14,211, 824 shares of Common Stock issued and outstanding which includes (a) the 13,711,824 shares of Common Stock of the Issuer outstanding as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026, together with (b) 500,000 shares of Common Stock issuable upon exercise of the Investments AKA Warrants, discussed below.
- ANDRE AGASSI TRUST (CIK 0001501679): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 2,791,398; sole dispositive power 0; shared dispositive power 2,791,398; aggregate amount beneficially owned 2,791,398 (19.6% of the class)
  Comment: (8), (10), (11) and (13) Includes the 500,000 shares of Common Stock issuable upon exercise of the Investments AKA Warrants discussed below.
  (13) Percentage ownership is based on 14,211, 824 shares of Common Stock issued and outstanding which includes (a) the 13,711,824 shares of Common Stock of the Issuer outstanding as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026, together with (b) 500,000 shares of Common Stock issuable upon exercise of the Investments AKA Warrants, discussed below.
- ASI GROUP LLC (CIK 0001072359): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 637,044; sole dispositive power 0; shared dispositive power 637,044; aggregate amount beneficially owned 637,044 (4.6% of the class)
  Comment: (13) Percentage ownership is based on 13,711,824 shares of Common Stock of the Issuer outstanding as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026.
- AGASSI ANDRE K (CIK 0001072475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,791,398; sole dispositive power 0; shared dispositive power 3,791,398; aggregate amount beneficially owned 3,791,398 (24.9% of the class)
  Comment: (8)(10)(11) Includes 1,000,000 shares of Common Stock issuable upon exercise of the Graf Warrants, which are fully exercisable within 60 days of the date of this Schedule 13D, as discussed below and 500,000 shares of Common Stock issuable upon exercise of the Investments AKA Warrants, discussed below.
  
  (13) Percentage ownership is based on 15,211,824 shares of Common Stock issued and outstanding which includes (a) the 13,711,824 shares of Common Stock of the Issuer outstanding as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026, together with (b) 500,000 shares of Common Stock issuable upon exercise of the Investments AKA Warrants, discussed below, and (c) 1,000,000 shares of Common Stock issuable upon exercise of the Graf Warrants.
- Graf Stefanie M (CIK 0002128035): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (6.8% of the class)
  Comment: (8)(10)(11) Represents 1,000,000 shares of Common Stock issuable upon exercise of the Graf Warrants, which are exercisable within 60 days of the date of the filing of this Schedule 13D, as discussed below.
  
  (13) Percentage ownership is based on 14,711,824 shares of Common Stock issued and outstanding which includes (a) the 13,711,824 shares of Common Stock of the Issuer outstanding as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026, together with (b) 1,000,000 shares of Common Stock issuable upon exercise of the Graf Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Agassi Sports Entertainment Corp.
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Comment: This Amendment No. 7 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Agassi Sports Entertainment Corp. (f/k/a Global Acquisitions Corporation), a Nevada corporation (the "Issuer" or the "Company"). This Amendment No. 7 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons (defined below) on October 1, 2010, as amended to date.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Investments AKA, LLC, Agassi Ventures, LLC, The Andre Agassi Trust, ASI Group, LLC, Stefanie Graf and Andre K. Agassi, collectively referred to herein as the "Reporting Persons". Investments AKA, LLC is a Nevada limited liability company which is owned and managed by Agassi Ventures, LLC; Agassi Ventures, LLC, is a Nevada limited liability company which is owned by The Andre Agassi Trust and managed by Andre K. Agassi; The Andre Agassi Trust is a trust created by Andre K. Agassi, who serves as its trustee; and Stefanie Graf and Andre K. Agassi are individuals. ASI Group, LLC is a Nevada limited liability company managed by AKA Four, LLC which is managed by Agassi Ventures, LLC which is managed by Andre Agassi. Investments AKA, LLC owns 100% of ASI Group, LLC. Agassi Ventures, LLC, The Andre Agassi Trust and Andre K. Agassi own directly no shares of Common Stock. Investments AKA, LLC directly holds 2,154,354 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock and owns 100% of the membership interests of ASI Group, LLC, which directly holds 637,044 shares of Common Stock. By virtue of its ownership of ASI Group, LLC and its power to direct the voting and disposition of the securities held by ASI Group, LLC and remove and replace the manager of ASI Group, LLC, Investments AKA, LLC may be deemed to share voting and dispositive power over the 637,044 shares held directly by ASI Group, LLC. Accordingly, Investments AKA, LLC may be deemed to beneficially own an aggregate of 2,291,398 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock. The Andre Agassi Trust, which owns all of the interests in Agassi Ventures, LLC, may be deemed to share voting and dispositive power with respect to the 2,791,398 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock held directly by Investments AKA, LLC and the 637,044 shares held directly by ASI Group, LLC. Andre K. Agassi, who is the manager of Agassi Ventures, LLC, may be deemed to share voting and dispositive power with respect to the 2,791,398 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock held directly by Investments AKA, LLC and the 637,044 shares held directly by ASI Group, LLC. Mr. Agassi and Ms. Graf are spouses and share a household. Pursuant to their established practice and understanding concerning investment decisions, Mr. Agassi participates with Ms. Graf in decisions regarding the exercise or disposition of the Graf Warrants and the voting or disposition of any shares of Common Stock acquired upon exercise thereof. Accordingly, Mr. Agassi may be deemed to share voting and dispositive power over the 1,000,000 shares of Common Stock issuable upon exercise of the Graf Warrants and, therefore, may be deemed to beneficially own such shares. Mr. Agassi disclaims beneficial ownership of the Graf Warrants and the underlying shares, except to the extent of his pecuniary interest therein. Mr. Shawn Cable, the Company's Chief Financial Officer, also serves as Chief Financial Officer of various entities controlled by Andre Agassi, including, Investments AKA, LLC, Agassi Ventures, LLC, AKA Four, LLC and ASI Group, L.L.C.; however, Mr. Cable disclaims any beneficial or pecuniary interest in the securities of the Company held by Investments AKA, LLC, Agassi Ventures, LLC, AKA Four, LLC and ASI Group, L.L.C.
Residence or business address: The address of each of the Reporting Persons is 1120 N. Town Center Drive, Suite 160, Las Vegas, NV 89144.
Present principal occupation or employment: The principal occupation of Andre K. Agassi, a retired professional tennis player, is Chairman of the Andre Agassi Foundation for Education and Chairman of Agassi Graf Holdings, LLC. The principal business of Agassi Ventures, LLC, ASI Group LLC and Investments AKA, LLC is to hold and manage investments for entities related to Mr. Agassi. The Andre Agassi Trust is a revocable trust of which Mr. Agassi serves as sole trustee. The principal occupation of Stefanie Graf is a retired professional tennis player.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Investments AKA, ASI Group, LLC and Agassi Ventures, LLC are Nevada limited liability companies. The Andre Agassi Trust is a trust created under the laws of the State of Nevada of which Andre K. Agassi is sole trustee. Mr. Agassi and Mrs. Graf are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 3, 2024, the Issuer issued to Investments AKA, LLC ("AKA") warrants to purchase 705,417 shares of Issuer's Common Stock at an exercise price equal to $0.397 (the "Warrants"). A total of 352,708 of the Warrants were exercisable immediately and a total of 352,709 of the Warrants were exercisable on July 3, 2025. The issuance of warrants by the Issuer to AKA was done in connection with services provided, and to be provided, by Andre K. Agassi, either individually or through AKA (or a related entity). There was no cash involved with the acquisition of the warrants. On February 6, 2026, AKA exercised the Warrants on a cashless basis. In connection with such exercise, the Issuer issued to AKA a net of 651,231 shares of Common Stock, after the forfeiture of 54,186 warrant shares to the Issuer in satisfaction of the aggregate exercise price, based on the fair market value of the Issuer's Common Stock on the exercise date, as determined in accordance with the terms of the Warrants. On November 22, 2025, the Issuer entered into a Brand Partner Agreement with Stefanie Graf (the "Brand Partner Agreement"), pursuant to which Ms. Graf (a "Brand Partner") agreed to serve as an Issuer advisor, spokesperson, celebrity endorser and brand partner. Pursuant to the Brand Partner Agreement, the Brand Partner will (i) participate in certain Issuer projects and initiatives, subject to agreement as to scope and compensation in each instance; (ii) promote the Issuer's brand and content through public appearances, interviews, and social media activity, subject to mutual agreement as to each social media post; and (iii) provide advice and consultation upon Issuer request with respect to the Issuer's brand and content. The Brand Partner has also licensed her image, name and likeness to the Issuer for use in the Company's public relations, advertising and marketing, on a worldwide basis, subject to the Brand Partner's right to disapprove of any particular use. The Brand Partner Agreement has a five-year term, subject to extension by mutual agreement. In consideration for her services under the Brand Partner Agreement, the Issuer granted Ms. Graf warrants on November 24, 2025, with an effective date of October 31, 2025, to purchase 1,000,000 shares of the Issuer's Common Stock at an exercise price of $5.50 per share (the "Graf Warrants"). The Graf Warrants vested immediately and have a five-year term from their effective date (through October 31, 2030). The Graf Warrants are exercisable as to one half of the shares of Common Stock immediately (November 22, 2025), and exercisable as to the remaining half of the shares of Common Stock one year following the effective date of the grant (October 31, 2026). The Graf Warrants may be exercised either by cash payment or via cashless exercise based on a formula set forth in the Graf Warrants. On February 24, 2026, AKA purchased 1,000 shares of Common Stock in the open market for $4,500 or $4.50 per share. On April 28, 2026, the Company entered into a Subscription Agreement with AKA, pursuant to which AKA purchased an aggregate of 50,000 shares of restricted Common Stock from the Company, for $5.00 per share, or a total of $250,000. The Subscription Agreement included customary representations and warranties of AKA and the Company and piggyback registration rights. On July 28, 2026, the Company entered into a Convertible Promissory Note, in the original principal amount of $1,000,000 with AKA (the "AKA Convertible Note"). The AKA Convertible Note accrues interest at a fixed rate per annum equal to 3.96%, which the Company determined represents not less than the applicable federal rate published by the U.S. Internal Revenue Service under Section 1274(d) of the Internal Revenue Code of 1986, as amended, compounded semi-annually, given the term of the AKA Convertible Note and the related-party status of the holder, unless earlier converted, prepaid or accelerated. Following an event of default, the AKA Convertible Note accrues interest at a default rate of 10% per annum. Unless earlier converted, the outstanding principal balance of the AKA Convertible Note, together with all accrued and unpaid interest, is due and payable in full on July 27, 2027. The AKA Convertible Note will automatically convert, without any action required by holder, into the equity or equity-linked securities or units (the "New Securities") issued by the Company to arm's-length, new-money investors ("New Money Investors") in the next sale (or related series of sales) by the Company of New Securities that results in gross proceeds to the Company of not less than $3,000,000 (the "Next Equity Financing"). The conversion price will equal the price per share, unit, or other applicable denomination of New Securities actually paid in cash by the New Money Investors in the Next Equity Financing. If no Next Equity Financing occurs prior to the Maturity Date, the AKA Convertible Note will not automatically convert and the outstanding principal and accrued interest will instead be due and payable in full on the Maturity Date. As the AKA Convertible Note is not currently convertible and the number of securities which the AKA Convertible Note is convertible into is not currently known, no securities issuable upon conversion of the AKA Convertible Note have been included in the beneficial ownership tables above.

On October 16, 2026, the Issuer entered into a First Amendment to Convertible Promissory Note dated October 15, 2026 (the "First Amendment") with AKA, which amended the AKA Convertible Note to provide for the conversion, effective immediately upon the parties entry into the First Amendment, of the $1,000,000 principal balance of the AKA Convertible Note into 200,000 shares of Common Stock (the "Note Shares"), and warrants to purchase 200,000 shares of Common Stock (the "Note Warrants"), based on a unit (one share of Common Stock and one warrant) price of $5.00 per share, the same unit price paid by recent investors in the Issuer's private placement (as discussed in greater detail below).

The First Amendment included customary representations of the parties, confirmed that the AKA Convertible Note was satisfied in full upon conversion thereof, and clarified that it was the intention of the parties that interest would accrue under the AKA Convertible Note semi-annually, that no interest had accrued as of the conversion date of the AKA Convertible Note, and that to the extent that any interest had accrued, that such interest was forgiven by AKA.

The Note Warrants have a term of three years, cash only exercise rights, an exercise price of $7.00 per share, and customary adjustment provisions for stock splits, recapitalizations and similar transactions affecting the Issuer.

On October 16, 2026, the Issuer entered into a Subscription Agreement with AKA, pursuant to which AKA subscribed, in a private transaction, to purchase 300,000 units, each consisting of one share of Common Stock and one warrant to purchase one share of Common Stock of the Issuer, for $5.00 per unit, or $1,500,000 in aggregate. The 300,000 shares of Common Stock sold pursuant to the Subscription Agreement are referred to herein as the "Subscription Shares" and the warrants to purchase 300,000 shares of Common Stock sold pursuant to the Subscription Agreement are referred to herein as the "Subscription Warrants", and together with the Note Warrants as the "Investments AKA Warrants".

The Subscription Warrants have identical terms as the Note Warrants, discussed above.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference into this Item 4. The Reporting Persons acquired the securities pursuant to the transactions described in Item 3 above. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise. Except as may occur in the ordinary course of business of the Issuer, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (except upon exercise of outstanding warrants); (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: Other than as described in Item 3, none of the Reporting Persons have effected any transaction in the Common Stock during the last sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the securities beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein in connection with the various warrant agreements discussed above, the Brand Partnership Agreement, the subscription agreements discussed above, and the AKA Convertible Note, as amended by the First Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, except as included in Item 7, below.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A. Warrant to Purchase Common Stock issued to Investments AKA, LLC by Agassi Sports Entertainment Corp. (f/k/a Global Acquisitions Corporation) effective July 3, 2024 https://www.sec.gov/Archives/edgar/data/930245/000147237524000058/sched13da.htm (filed as Exhibit 10.1 to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on July 12, 2024).

B. Common Stock Purchase Warrant dated November 24, 2025, granted by Agassi Sports Entertainment Corp. to Stefanie Graf https://www.sec.gov/Archives/edgar/data/930245/000147237525000143/exhibit4-1.htm (Filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 25, 2025).

C. Brand Partner Agreement dated November 22, 2025, by and between Agassi Sports Entertainment Corp. and Stefanie Graf https://www.sec.gov/Archives/edgar/data/930245/000147237525000143/exhibit10-1.htm (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 25, 2025).

D. Form of Agassi Sports Entertainment Corp. Subscription Agreement https://www.sec.gov/Archives/edgar/data/930245/000147237526000130/exhibit10-1.htm (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 30, 2026).

E. Joint Filing Agreement, dated as of April 9, 2026, among the Reporting Persons https://www.sec.gov/Archives/edgar/data/930245/000147237526000117/exhibit99-1.htm (Filed as Exhibit C to the Schedule 13D/A filed by the Reporting Persons on April 9, 2026).

F. Convertible Promissory Note in the amount of $1,000,000 issued by Agassi Sports Entertainment Corp. to Investments AKA, LLC, dated July 28, 2026 https://www.sec.gov/Archives/edgar/data/930245/000149315226035332/ex10-1.htm (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 29, 2026).

G. Agassi Sports Entertainment Corp. Common Stock Purchase Warrant dated October 15, 2026, to Purchase 200,000 Shares of Common Stock Granted to Investments AKA, LLC [Hyperlink] (Filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026).

H. Agassi Sports Entertainment Corp. Common Stock Purchase Warrant dated October 16, 2026, to Purchase 300,000 Shares of Common Stock Granted to Investments AKA, LLC [Hyperlink] (Filed as Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026).

I. First Amendment to Convertible Promissory Note between Agassi Sports Entertainment Corp. and Investments AKA, LLC, dated October 15, 2026 [Hyperlink] (Filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026).

K. Form of Unit Subscription Agreement with Investments AKA, LLC [Hyperlink] (Filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2026).

## Signatures
- INVESTMENTS AKA, LLC: /s/ Andre K. Agassi, Andre K. Agassi, Manager (10/19/2026)
- AGASSI VENTURES, LLC: /s/ Andre K. Agassi, Andre K. Agassi, Manager (10/19/2026)
- ANDRE AGASSI TRUST: /s/ Andre K. Agassi, Andre K. Agassi, Trustee (10/19/2026)
- ASI GROUP LLC: /s/ Andre K. Agassi, Andre K. Agassi, Manager (10/19/2026)
- AGASSI ANDRE K: /s/ Andre K. Agassi, Andre K. Agassi (10/19/2026)
- Graf Stefanie M: /s/ Stefanie Graf, Stefanie Graf (10/19/2026)